EXHIBIT 99.3

CONSENT OF MATTHEW MACPHAIL, P.ENG.

The undersigned hereby consents to the incorporation by reference in the Registration Statements on Form S-8 of the Company (File Nos. 333-288142 and 333-298046) of their name and the information that has been reviewed and approved by them in the Company’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2026, dated November 9, 2026 included in the Current Report on Form 6-K of the Company, dated November 9, 2026.

Date: November 9, 2026.	/s/ Matthew MacPhail
By: Matthew MacPhail, P.Eng.